August 12, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attn: Patrick Fullem and Jennifer Angelini

RE: Spirit AeroSystems Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Response Dated July 28, 2022

File No. 001-33160

Dear Mr. Fullem and Ms. Angelini:

This letter sets forth Spirit AeroSystems Holdings, Inc.’s (the “Company”) responses to the comment letter, dated August 5, 2022, from the Staff of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) and the Company’s response letter, dated July 28, 2022 (the “Follow-up Response Letter”). For your convenience, each of your comments is set forth below, followed by the Company’s response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

1.	It appears that your response to prior comment three addresses the indirect consequences of climate-related regulation or business trends in the context of aviation products. Please explain to us how you considered providing disclosure regarding potential indirect risks from climate change related to your business operations and manufacturing facilities, including those noted in comment five from our June 9, 2022, letter. For example, tell us whether there have been any indicators of changes in demand from your largest customers related to greenhouse gas emissions from your operations and how you evaluated reputational risks resulting from operations that produce greenhouse gas emissions.

Company Response: As referenced in the Company’s response letter, dated June 22, 2022, and the Follow-up Response Letter, the commercial aerospace industry Original Equipment Manufacturers (“OEMs”) continually evaluate their product offerings for a number of reasons, including meeting commitments towards the goal of carbon neutrality by 2050. The Company believes that it provides adequate disclosure regarding its backlog within its Form 10-K, including the risk factor captioned “Risk Factors – Our business depends, in part, on securing work for replacement programs” in the Form 10-K, the Company is not guaranteed to win work content on new products.

While the Company’s backlog has decreased during the period covered by the Form 10-K, the Company believes that the impact of this change in backlog was primarily related to the impact of the 737 MAX grounding and the global impacts on the aviation industry related to the COVID-19 pandemic, both of which are expressly covered within the Form 10-K. The Company has not experienced any indicators of changes in demand from its customers related to greenhouse gas emissions, either from the products it currently manufactures for the OEMs or as a result of any greenhouse gas emissions from its operations.

As referenced in the Company’s 2020 Sustainability Report, the Company believes it has a responsibility to help protect the environment and promote the health and safety of its employees, customers, and communities. Through the initiatives outlined in that report, the Company demonstrates the importance of sustainability to multiple constituencies, which contemplates the importance of reputational risks. The Company believes that as a result of its long-term contracts with OEMs, the long-cycle nature of the commercial aerospace industry, and the commitments and progress the Company has made towards sustainability initiatives, any reputational risks relating to greenhouse gas emissions should not have a material impact on its operations for the foreseeable future.

The Company appreciates your consideration of the foregoing responses. Please contact the undersigned (by telephone at (316) 523-7132 or by email at mark.j.suchinski@spiritaero.com) if you have any questions.

Very truly yours,

/s/ Mark Suchinski

Mark Suchinski
Senior Vice President, Chief Financial Officer
Spirit AeroSystems Holdings, Inc.

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